

August 12, 2014

<u>Via E-Mail</u>
Nadav Elituv
Chief Executive Officer
Innovative Product Opportunities, Inc.
33 Davies Avenue, Level 1
Toronto, Canada   M4M 2A9

> **Re: Innovative Product Opportunities, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 8, 2014**
> **File No. 333-167667**

Dear Mr. Elituv:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed August 8, 2014

1. We note your statement that during the years ended December 31, 2013 and 2012 and through July 31, <u>2013</u>, there have been no disagreements with Silberstein Ungar, PLLC (Silberstein). Please revise your disclosure to state whether there were any disagreements with your former accountant during the years ended December 31, 2013 and 2012 and through August 1, 2014, the date of Silberstein's resignation. Please refer to Item 304(a)(1)(iv) of Regulation S-K.

2. We note your disclosure that during the years ended December 31, 2013 and 2012 and through July 31, <u>2013,</u> there were certain reportable events, as described. Please revise your description of the subsequent interim period to cover the period through August 1,

2014, the date of Silberstein's resignation. Please refer to Item 304(a)(1)(v) of Regulation S-K.

3. We note that the letter from Silberstein filed as Exhibit 16 to the Form 8-K does not comply with Item 304(a)(3) of Regulation S-K. Specifically, the letter currently filed as Exhibit 16 contains Silberstein's notice to you that it is resigning as your auditor, rather than stating whether Silberstein agrees with the statements made in your Form 8-K. When you amend your Form 8-K for the matters noted above, please file as Exhibit 16 a letter indicating whether or not Silberstein agrees with the disclosures in your revised Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief